Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Subordinate Voting Shares

Holder Account Number

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Form of Proxy — Annual and Special Meeting to be held on April 21, 2005

Notes to Proxy

1.
You have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to you.

5.
The securities represented by this proxy will be voted or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS AWEEK!

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Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call or access the internet.

To Receive Documents Electronically — You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

• •	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. Proxy Instructions must be received by 5:00 p.m., Toronto Time, on April 20, 2005.	• •	Go to the following web site: Proxy Instructions must be received by 5:00 p.m., Toronto Time, on April 20, 2005.	•	You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com — click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., Toronto Time, on April 20, 2005

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Celestica Inc. hereby appoint: Robert L. Crandall, or failing him Stephen W. Delaney	OR	Print the name of the person you are appointing if this person is someone other than Robert L. Crandall or Stephen W. Delaney.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Celestica Inc. to be held in Ballroom A of the Hotel Intercontinental, 225 Front Street West, Toronto, Ontario on April 21, 2005 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

1. Election of Directors

		For	Withhold			For	Withhold
01. Robert L. Crandall	-->	☐	☐	05. Gerald W. Schwartz	-->	☐	☐
02. William Etherington	-->	☐	☐	06. Charles W. Szuluk	-->	☐	☐
03. Richard S. Love	-->	☐	☐	07. Don Tapscott	-->	☐	☐
04. Anthony R. Melman	-->	☐	☐

2. Appointment of Auditors

Appointment of KPMG LLP as Auditor and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the Auditor.	For --> ☐	Withhold --> ☐

3. Exchange of Options

Resolution in the form of Schedule A to the accompanying Management Information Circular authorizing the exchange for cash payments of certain options issued to employees, other than certain employees and the directors, pursuant to the Corporation's Long-Term Incentive Plan, and also authorizing certain amendments to the Long-Term Incentive Plan which are conditional on the option exchange. Management recommends a vote FOR this resolution. Please read the resolution in full in the accompanying Management Information Circular [or at www.celestica.com].	For --> ☐	Against --> ☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.